

August 13, 2009

Mr. Ronald D. Ormand
Chief Financial Officer
Magnum Hunter Resources Corp
777 Post Oak Boulevard, Suite 910
Houston, Texas 77056

> **Re: Magnum Hunter Resources Corp (formerly Petro Resources Corporation)**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Response Letter dated July 23, 2009**
> **File No. 001-32997**

Dear Mr. Ormand:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 9 – Minority Interest, page F-17

1.   We have read your response to prior comment 1, concerning your equity participation agreements with the lenders involved in the Williston Basin acquisition. We require additional information to better understand your

accounting for various aspects of this transaction. Please address the following points.

(a)   We note as part of entering into the $75 million credit agreement in February 2007, you contracted to give the lenders a 4% overriding royalty interest and a 12.5% participation interest in any future distributions made by PRC Williston. We understand from your disclosure in the fourth paragraph on page F-15 that at issuance, you may have recorded a discount to the debt of $4,837,430, including $4,537,826 for the royalty and participation interests, and $299,604 in loan origination fees. However, on page F-2 you indicate that the remaining discount was $2,956,206 as of December 31, 2007, which implies interest expense related to amortization of the discount would approximate $1,881,224 for the year ended December 31, 2007. Please explain why only $743,023 of interest expense is presented in your Statement of Operations.

(b)   We note from your disclosure on page F-17 that you initially recorded minority interest in PRC Williston at $3,401,655, representing the fair value of the participation agreements. Please clarify the extent to which the difference between this figure and the debt discount of $4,837,430 indicated on page F-15 represents the fair value of the royalty interests granted to the lenders. Please also tell us how you have accounted for the credit side of the entry pertaining to the royalty interests and clarify the extent to which you have factored this conveyance into your estimates of proved oil and gas reserves disclosed on page F-22.

(c)   Given that your acquisition of the Williston Basin properties closed in February 2007, tell us why the minority interest does not appear in your financial statements covering the quarters ended March 31, June 30 and September 30, 2007.

Please submit a schedule that rolls-forward the account balances utilized for the loan, loan discount, and minority interest from the transaction date to the present, showing all activity and balances for each subsequent interim and annual period, reconciled as necessary to the corresponding amounts in your financial statements. Please explain your approach in computing the various components of the discount, amortization, and those amounts attributed to the minority interest for each period presented.

Note 14 – Supplemental Oil and Gas Disclosures, page F-23

2.   We note your response to prior comment 2 regarding your calculation of future income tax expense for purposes of determining your standardized measure of discounted future net cash flows related to proved oil and gas reserves. We understand that you have included net operating loss carry forwards ("NOLs") directly related to your oil and gas producing activities in computing future income tax expense. Tell us how your inclusion of these NOLs in this computation is not inconsistent with your disclosures at Note 13, explaining that you have taken a full valuation allowance against your deferred tax assets, including NOLs, because you believe that it is more likely than not that these assets will not be recoverable in the foreseeable future, if that is your view.

Closing Comments

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

                                                                        Sincerely,

                                                                        Brad Skinner,
                                                                        Senior Assistant Chief
                                                                        Accountant